UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PENNTEX MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

709311104

(CUSIP Number)

Thomas E. Long

Chief Financial Officer

Energy Transfer Partners, L.P.

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy Transfer Equity, L.P. 30-0108820
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,301,596 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,301,596 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,301,596 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.45% (2)
14	TYPE OF REPORTING PERSON PN

(1) Includes 6,301,596 common units representing limited partner interests (“Common Units”) and 20,000,000 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly and indirectly by Energy Transfer Partners, L.P. (“ETP”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated June 9, 2015 (the “PennTex Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Calculation of percentage based on a total of 20,184,020 Common Units and 20,000,000 Subordinated Units outstanding as of October 24, 2016.

SCHEDULE 13D

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LE GP, LLC 27-0030188
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,301,596 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,301,596 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,301,596 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.45% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) Includes 6,301,596 Common Units and 20,000,000 Subordinated Units in the Issuer held directly and indirectly by ETP. The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the PennTex Partnership Agreement), which is incorporated by reference herein, and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Calculation of percentage based on a total of 20,184,020 Common Units and 20,000,000 Subordinated Units outstanding as of October 24, 2016.

SCHEDULE 13D

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kelcy L. Warren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,301,596 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,301,596 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,301,596 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.45% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 6,301,596 Common Units and 20,000,000 Subordinated Units in the Issuer held directly and indirectly by ETP. The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the PennTex Partnership Agreement), which is incorporated by reference herein, and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Calculation of percentage based on a total of 20,184,020 Common Units and 20,000,000 Subordinated Units outstanding as of October 24, 2016.

SCHEDULE 13D

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy Transfer Partners, L.P. 73-1493906
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,301,596 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,301,596 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,301,596 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.45% (2)
14	TYPE OF REPORTING PERSON PN

(1) Includes 6,301,596 Common Units and 20,000,000 Subordinated Units in the Issuer held directly and indirectly by ETP. The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the PennTex Partnership Agreement), which is incorporated by reference herein, and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Calculation of percentage based on a total of 20,184,020 Common Units and 20,000,000 Subordinated Units outstanding as of October 24, 2016.

SCHEDULE 13D

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PennTex Midstream Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,762,019 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,762,019 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,762,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) Includes 3,262,019 Common Units and 12,500,000 Subordinated Units in the Issuer held directly by PennTex Midstream Partners, LLC (“PennTex Midstream”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the PennTex Partnership Agreement), which is incorporated by reference herein, and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Calculation of percentage based on a total of 20,184,020 Common Units and 20,000,000 Subordinated Units outstanding as of October 24, 2016.

SCHEDULE 13D

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy Transfer Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,301,596 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,301,596 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,301,596 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.45% (2)
14	TYPE OF REPORTING PERSON PN

(1) Includes 6,301,596 Common Units and 20,000,000 Subordinated Units in the Issuer held directly by ETP. The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the PennTex Partnership Agreement), which is incorporated by reference herein, and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Calculation of percentage based on a total of 20,184,020 Common Units and 20,000,000 Subordinated Units outstanding as of October 24, 2016.

SCHEDULE 13D

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy Transfer Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,301,596 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,301,596 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,301,596 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.45% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) Includes 6,301,596 Common Units and 20,000,000 Subordinated Units in the Issuer held directly by ETP. The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the PennTex Partnership Agreement), which is incorporated by reference herein, and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Calculation of percentage based on a total of 20,184,020 Common Units and 20,000,000 Subordinated Units outstanding as of October 24, 2016.

Item 1.	Security and Issuer

This statement is being filed by Energy Transfer Equity, L.P. (“ETE”), LE GP, LLC (“LE GP”), Kelcy L. Warren (“Warren”), Energy Transfer Partners, L.P. (“ETP”), Energy Transfer Partners GP, L.P. (“ETP GP”), Energy Transfer Partners, L.L.C. (“ETP LLC”), PennTex Midstream Partners, LLC (“PennTex Midstream” and collectively with ETE, LE GP, Warren, ETP, ETP GP and ETP LLC, the “Reporting Persons”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this statement relates is common units (the “Common Units”) and subordinated units (“Subordinated Units” and together with the Common Units, the “Units”) representing limited partner interests of PennTex Midstream Partners LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 11931 Wickchester Lane, Houston, Texas 77043.

Item 2.	Identity and Background

(a) - This Schedule 13D is being filed by:

(i)	PennTex Midstream Partners, LLC (“PennTex Midstream)

(ii)	Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”);

(iii)	Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”);

(iv)	Energy Transfer Partners, L.L.C., a Delaware limited liability company (“ETP LLC”);

(v)	Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”);

(vi)	LE GP, LLC, a Delaware limited liability company (“LE GP”); and

(vii)	Kelcy L. Warren, (“Warren,” and collectively with PennTex Midstream, ETP, ETP GP, ETP LLC, ETE, and LE GP, the “Reporting Persons”).

PennTex Midstream’s principal business was to develop multi-basin midstream growth platforms focused on organic growth projects in partnership with oil and natural gas producers and to own 3,262,019 Common Units, 12,500,000 Subordinated Units, 92.5% of the Issuer’s incentive distribution rights and 92.5% of the interests of PennTex Midstream GP, LLC, the general partner of the Issuer (“PennTex GP”). The principal business of ETP is to provide midstream services to producers and consumers of natural gas, NGLs, crude oil and refined products through its subsidiaries. ETP is the sole member of PennTex Midstream. The general partner of ETP is ETP GP. The principal business of ETP GP is serving as the general partner of ETP. The general partner of ETP GP is ETP LLC. The principal business of ETP LLC is serving as the general partner of ETP GP. The principal business of ETE is to own all of the interests in the general partner of ETP and certain equity securities of ETP, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. The principal business of LE GP is serving as the general partner of ETE. Warren is a United States citizen. His principal occupation is Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board of LE GP. The principal office of each of the Reporting Persons is located at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225.

The name, business address and present principal occupation or employment of each of the executive officers and directors of ETP LLC and LE GP (the “Listed Persons”) are set forth below:

ETP LLC:

Name and Business Address	Capacity in Which Serves ETP LLC	Principal Occupation
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of LE GP, LLC
James R. (Rick) Perry 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Former Governor of the State of Texas

Ted Collins, Jr. 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Retired President of Collins & Ware Inc.

Michael K. Grimm 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Executive Officer of Rising Star Energy, L.L.C.

David K. Skidmore 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President Skidmore Exploration Inc.

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President and Chief Operating Officer	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	ETE Group Chief Operating Officer and Chief Commercial Officer of Energy Transfer Partners, L.L.C.

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Financial Officer	Chief Financial Officer of Energy Transfer Partners, L.L.C.

A. Troy Sturrock 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Senior Vice President, Controller and Principal Accounting Officer	Senior Vice President, Controller and Principal Accounting Officer of Energy Transfer Partners, L.L.C.

James M. Wright 8111 Westchester Drive, Suite 600 Dallas, TX 75225	General Counsel	General Counsel of Energy Transfer Partners, L.L.C.

LE GP:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
John W. McReynolds 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President and Director	President of LE GP, LLC

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Group Chief Financial Officer	Group Chief Financial Officer of ETE

Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chairman of the Board	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of LE GP, LLC

Ted Collins, Jr. 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President of Collins & Ware Inc.

K. Rick Turner 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Retired Senior Managing Principal, The Stephens Group, LLC

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Group Chief Operating Officer, Chief Commercial Officer and Director	ETE Group Chief Operating Officer and Chief Commercial Officer

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

William P. Williams 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Retired Vice President of Engineering and Operations at Energy Transfer Partners, L.P.

Brad Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President and Head of Tax	Executive Vice President and Head of Tax of ETE

Thomas P. Mason 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President and General Counsel	Executive Vice President and General Counsel of ETE

(d)	None of the Reporting Persons or Listed Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons or Listed Persons has, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On October 24, 2016, PennTex Midstream entered into a Contribution Agreement (the “Contribution Agreement”) with ETP, NGP X US Holdings, L.P. (“NGP”), and the additional contributors party thereto (together with NGP, the “Contributors”). Pursuant to, and subject to the terms and conditions of, the Contribution Agreement, ETP agreed to acquire from the Contributors (i) 100% of the membership interests in PennTex Midstream (ii) 6,301,596 Common Units and 20,000,000 Subordinated Units; (iii) 100% of the membership interests in PennTex GP; and (iv) 100% of the Issuer’s incentive distribution rights (the “Acquisition”), for an aggregate consideration of $640,442,212, as adjusted, consisting of (i) $320,221,106 in cash, which was funded with a combination of proceeds from Common Units recently issued under ETP’s At-The-Market program and borrowings under its revolving credit facility and (ii) a number of common units representing limited partner interests of ETP equal to $320,221,106 divided by the price of the ETP common units as of the closing date of the Acquisition. Additionally, in conjunction with the Acquisition, ETE has agreed to a waiver of its incentive distribution rights in the amount of $33 million annually that will run in perpetuity. The closing of the Acquisition became effective as of 12:01 a.m., Houston, Texas time, on November 1, 2016 (the “Effective Time”).

As a result of the Acquisition, ETP owns and controls PennTex GP and thereby has the ability to appoint all of the members of the board of directors of PennTex GP (the “GP Board”).

The above description of Contribution Agreement does not purport to be complete and is qualified in its entirety by, the full texts of the Contribution Agreement, which is filed as Exhibit B hereto.

Item 4.	Purpose of Transaction

The information contained in Item 3 is incorporated into this Item 4 by reference.

(a) The Reporting Persons may make additional purchases of Units of the Issuer either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for Units of the Issuer, general economic conditions, stock market conditions and other future developments.

(b) None.

(c) None.

(d) As of the Effective Time, Thomas F. Karam, Christopher G. Carter, Cameron J. Dunn, David W. Hayes and Christopher D. Ray resigned as members of the GP Board. These resignations were not a result of any disagreements between PennTex GP and the directors on any matter relating to PennTex GP’s operations, policies or practices. The independent members of the GP Board, including Ambassador Robert Jordan, David C. Lawler and Richard S. Walker, remain on the GP Board. As of the Effective Time, the following individuals were appointed to the GP Board: Marshall S. (Mackie) McCrea, III, Matthew S. Ramsey, Thomas P. Mason and Thomas E. Long. Mr. Ramsey has also been appointed Chairman of the GP Board as of the Effective Time. The Reporting Persons, as direct and indirect owners of PennTex GP, have the ability to remove and appoint directors to the GP Board. However, the Reporting Persons have no current intention of changing the GP Board.

(e) The Reporting Persons, as direct and indirect owners of PennTex GP, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

Except as set forth in this statement and the Contribution Agreement, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Units reported as beneficially owned in this statement (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4. The Reporting Persons may, from time to time, formulate plans or proposals with respect to such matters, and hold discussions with or make formal proposals to the GP Board, other holders of Units or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	As set forth herein, Warren has shared voting and dispositive power over 26,301,596 Units beneficially owned by LE GP, representing approximately 65.45% of the total issued and outstanding Units. Warren is the Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board of LE GP and owns an 81.2% equity interest in LE GP. LE GP is the general partner of ETE, which is the sole member of ETP LLC, which is the general partner of ETP GP, which is the general partner of ETP, which directly owns 3,039,577 Common Units, 7,500,000 Subordinated Units and 7.5% of the membership interests in PennTex GP and is the sole member of PennTex Midstream, which directly owns 3,262,019 Common Units, 12,500,000 Subordinated Units and 92.5% of the membership interests in PennTex GP. Accordingly, ETP directly owns 10,539,577 Units and indirectly owns 15,762,019 Units.

LE GP holds no Units directly, but is the general partner of ETE. Therefore, both Warren and LE GP have an indirect beneficial ownership of the 26,301,596 Units, representing approximately 65.45% of the outstanding Units, owned directly and indirectly by ETP. As set forth herein, LE GP, as general partner of ETE, has shared voting power over the 26,301,596 Units owned directly by ETP.

ETE holds no Units directly, but is sole member of ETP LLC, and as such has an indirect beneficial ownership of the 26,301,596 Units, representing approximately 65.45% of the outstanding Units, owned directly and indirectly by ETP. As set forth herein, ETE, as the sole member of ETP LLC, has shared voting and dispositive power over the 26,301,596 Units owned directly by ETP.

ETP LLC holds no Units directly, but is the general partner of ETP GP, and as such has an indirect beneficial ownership of the 26,301,596 Units, representing approximately 65.45% of the outstanding Units, owned directly and indirectly by ETP. As set forth herein, ETP LLC, as the general partner of ETP GP, has shared voting and dispositive power over the 26,301,596 Units owned directly by ETP.

ETP GP holds no Units directly, but is the general partner of ETP, and as such has an indirect beneficial ownership of the 26,301,596 Units, representing approximately 65.45% of the outstanding Units, owned directly and indirectly by ETP. As set forth herein, ETP GP, as the general partner of ETP, has shared voting and dispositive power over the 26,301,596 Units owned directly by ETP.

ETP holds directly 10,539,577 Units, representing approximately 26.2% of the outstanding Units. ETP is the sole member of PennTex Midstream, and as such has an indirect beneficial ownership of the 15,762,019 Units owned directly by PennTex Midstream. ETP’s direct and indirect ownership of the Units represents approximately 65.45% of the outstanding Units. As set forth herein, ETP has shared voting and dispositive power over the 10,539,577 Units directly owned and 15,762,019 Units indirectly owned by it.

PennTex Midstream holds directly 15,762,019 Units, and as such has a direct beneficial ownership of the 15,762,019 Units, representing approximately 39.2% of the outstanding Units. As set forth herein, PennTex Midstream is a wholly-owned subsidiary of ETP, and therefore PennTex Midstream has shared voting and dispositive power over the 15,762,019 Units directly owned by it.

The aforementioned ownership amounts of Units by the Reporting Persons are as of November 1, 2016, the most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on 20,184,020 Common Units and 20,000,000 Subordinated Units outstanding as of October 24, 2016 (based on the information set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on October 28, 2016). The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in PennTex Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations set forth in this Schedule 13D.

(c)	Except for the acquisition of Units described in Item 3 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Units during the past 60 days, except for the acquisition of beneficial ownership of units being reported on this Schedule.

(d)	Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Units described in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Items 3, 4 and 5 is incorporated by reference into this Item 6.

Subject to the terms and conditions of the PennTex Partnership Agreement, PennTex GP and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

The PennTex Partnership Agreement contains various provisions with respect to the Common Units and Subordinated Units governing, among other matters, voting, distributions, transfers, conversion of the Subordinated Units and allocations of profits and losses to the partners.

References to, and descriptions of, the Contribution Agreement and the Partnership Agreement as set forth herein are qualified in their entirety by reference to the copies of the Contribution Agreement and the Partnership Agreement included as Exhibit B and Exhibit C to this Schedule 13D, and each such agreement is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT A -	Joint Filing Agreement and Power of Attorney dated November 14, 2016 among the Reporting Persons.

EXHIBIT B -	Contribution Agreement, dated October 24, 2016, among PennTex Midstream Partners, LLC, Energy Transfer Partners, L.P., NGP X US Holdings, L.P., MRD Midstream LLC, WHR Midstream LLC and the additional contributors party thereto (incorporated herein by reference to Exhibit 2.1 to the ETP Current Report on Form 8-K filed on October 25, 2016).

EXHIBIT C -	First Amended and Restated Agreement of Limited Partnership of PennTex Midstream Partners, LP, dated as of June 9, 2015 (incorporated by reference to Exhibit 3.1 to PennTex Midstream Partners, LP’s Current Report on Form 8-K filed with the Commission on June 9, 2015).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2016

/s/ Kelcy L. Warren Kelcy L. Warren ENERGY TRANSFER EQUITY, L.P. By: LE GP, LLC, general partner

By:	/s/ John W. McReynolds
Name: John W. McReynolds
Title: President

LE GP, LLC

By:	/s/ John W. McReynolds
Name: John W. McReynolds
Title: President

ENERGY TRANSFER PARTNERS, L.P. By: Energy Transfer Partners GP, L.P., general partner By: Energy Transfer Partners, L.L.C., general partner

By:	/s/ William J. Healy
Name: William J. Healy
Title: Secretary

ENERGY TRANSFER PARTNERS GP, L.P. By: Energy Transfer Partners, L.L.C., general partner

By:	/s/ William J. Healy
Name: William J. Healy
Title: Secretary

ENERGY TRANSFER PARTNERS, L.L.C.

By:	/s/ William J. Healy
Name: William J. Healy
Title: Secretary

PENNTEX MIDSTREAM PARTNERS, LLC

By:	/s/ Stephen M. Moore
Name: Stephen M. Moore
Title: Secretary